Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2014	2013	2012	2011	2010
Computation of earnings
Pretax income (a)	$87,623	$80,808	$103,646	$106,428	$78,136
Add:
Interest expense on indebtedness	21,760	20,860	22,155	25,256	19,865
Amortization of debt issue costs	1,375	1,594	1,719	1,518	3,841
Interest portion of rent expense (b)	7,702	7,730	6,740	7,845	8,738
Distributed income of equity investees	125,058	17,780	24,353	17,831	8,412
Earnings	$243,518	$128,772	$158,613	$158,878	$118,992

Computation of fixed charges
Interest expense on indebtedness	$21,760	$20,860	$22,155	$25,256	$19,865
Amortization of debt issue costs	1,375	1,594	1,719	1,518	3,841
Interest portion of rent expense (b)	7,702	7,730	6,740	7,845	8,738
Fixed charges	$30,837	$30,184	$30,614	$34,619	$32,444

Ratio of earnings to fixed charges	7.90	4.27	5.18	4.59	3.67

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.